


03050209

19 March 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited Half Year results

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY



ASX & Media Release

19 March 2003

DAVID JONES LIMITED F2003 FIRST HALF-YEAR RESULTS

NPAT * up 18.3% to $32.0m

On track for full year NPAT* guidance of 15-20% increase

Improved gross margin in highly competitive environment

Costs to be critical focus of Strategic Review

David Jones Limited ('David Jones') today announced a Net Profit after Tax for the group (before significant items and preference share dividend) of $32.0 million, (2002: $27.0m) for the first half of F2003. This represents an 18.3% increase on the same period last year. NPAT post significant items (pre preference share dividend) was $27.4 million.

David Jones reiterates its guidance for full-year Net Profit after Tax (pre-significant items and preference share dividends) of a 15-20% increase on the previous year (2001/2002: $35.5m).

Group earnings before interest and tax (EBIT) of $48.3 million was up 12.5% on the previous half-year (2002: $43.0m).

As announced on 6 February 2002, group sales for the half-year were up 5.1% to $924.0 million (2002: $879.1m), with a like-for-like increase of 4.4%.

The Chief Executive Officer of David Jones, Mr Mark McInnes, said: "We've delivered a good trading result, despite a highly competitive environment, however there is much progress to be made on the group's cost base. The management of the group's cost base is a critical focus of the 3 Year Strategic Review currently underway."

KEY ITEMS	This Year $m	Last Year $m	% Change
Sales	924.0	879.1	+ 5.1%
Total EBIT	48.3	43.0	+ 12.5%
NPAT pre significant items & preference dividends	32.0	27.0	+ 18.3%
NPAT post significant items & pre preference dividends	27.4	27.0	+ 1.5%
Basic EPS pre significant items & post preference dividends	7.2cps	6.8cps	+ 5.9%
Ordinary Dividend	3c	4c	- 25%

** NPAT is before significant items and preference share dividends*

Highlights for the Half include:

- Growth in gross margin through the company's strategic approach to merchandising and inventory management.
- In concert with the strong sales for the half, inventory has been held flat with last year and aged stock remains below our 5% benchmark. Both are good indicators for a healthy gross margin moving forward.
- Strong result from credit division.

CREDIT CARD

The credit card is a key part of our integrated marketing program and continues to be an outstanding contributor to group profitability with an EBIT of $10.2 million (2002: $6.2m) up 64.5% on the previous year. The result reflects growth in the overall card base, a strong sales performance, tight cost control and a credit management focus.

FOODCHAIN

The Foodchain business is trading in line with expectations. The outcomes from the detailed review of the Foodchain business will be communicated to the market as part of the Strategic Review.

As announced on 24 January 2003, the provision for restructuring was increased by $4.55 million in the half-year to cover the cost of exiting the lease at Port Melbourne. The Parramatta store was closed in December 2002. The Manly store opened in late January 2003 and has traded in line with expectations.

STRATEGIC REVIEW

Mr Mark McInnes formally commenced as CEO on 3 February 2003 and a restructured management team was announced on 14 February. All the appointees are part of the well established team that has rebuilt the David Jones brand, and will all be key contributors to the annual 3 year strategic plan for the business, currently underway. The outcomes of the Strategic Review will be presented for Board review and sign-off in late May.

The review focuses on the key areas that will drive future economic benefit and value for the company – cost efficiencies, the use of capital, revenue generation, the continued management of inventory and margins, and the strategic review of the Foodchain business.

ORDINARY DIVIDEND

A number of capital management decisions were taken in May last year in order to increase financial flexibility and strengthen the balance sheet. As part of this, a total dividend payout ratio of 60-80% of normalised NPAT was set, and accordingly the Directors have declared an ordinary dividend of 3 cents per share (LY 4 cents), payable on 6 May 2003. The dividend is fully franked.

TRADING ENVIRONMENT & OUTLOOK

External economic forecasts continue to suggest that there will be some softening of consumer spending in calendar 2003 as advised at the half yearly sales announcement. In addition to this trend, some one-off refurbishment impacts will affect the second half sales results. The continuing disruption experienced at the Bondi store during refurbishment (to be completed in November 03), and the temporary closure of the Market Street foodhall in May 2003 (re-opening in August 2003) will reduce our sales by more than 2%, which is likely to lead to a flat like-for-like sales result in the second half, but will drive positive results in the first half of the next financial year.

"Despite this sales environment for the current half, we will deliver on the full-year profit guidance of a 15-20% increase in NPAT (pre significant items and preference share dividends) due to our management of margins and renewed focus on cost efficiencies," said Mr McInnes.

"The focus of the 2003 Strategic Review will be driving greater efficiencies and improved returns from the business. The framework for our Strategic Review remains our stated target of a 15-20% increase in NPAT and a Return on Investment of 15% in F2004. David Jones continues to demonstrate its ability to manage the retail cycle well, based on the company's strong brand, premium market position, differentiated range and disciplined inventory and stock management practices."

FOR FURTHER INFORMATION CONTACT:

Media:
Jennifer Horrigan
savage & horrigan
Tel: 02 9268 1501/
0414 539 441
Email: jen@savage-horrigan.com.au

Analysts:
Stephen Goddard
Finance Director
David Jones Limited
Tel: 02 9266 5729

DAVID JONES LIMITED F2003 FIRST HALF-YEAR RESULTS

PROFIT SUMMARY	This Year $m	Last Year $m	% Change
Sales - Core Retail	904.2	861.9	+ 4.9%
Sales - Foodchain	19.8	17.2	+ 15.1%
TOTAL SALES	**924.0**	**879.1**	**+ 5.1%**
Gross Profit	**334.0**	**313.7**	**+ 6.5%**
% to sales - core retail	36.9%	36.4%	
Cost of Doing Business	**293.7**	**271.8**	**+ 8.1%**
% to sales - core retail	32.5%	31.5%	
EBIT - Core Retail	**40.3**	**41.9**	**- 3.8%**
% to sales - core retail	4.5%	4.9%	
Credit	10.2	6.2	+ 64.5%
EBIT - Core Retail + Credit	**50.5**	**48.1**	**+ 5.0%**
% to sales - core retail	5.6%	5.6%	
Property	1.3	1.3	- 0.0%
Foodchain	(3.5)	(6.4)	- 45.3%
EBIT - Total	**48.3**	**43.0**	**+ 12.5%**
% to total sales	5.2%	4.9%	
Net Interest	2.0	4.2	- 52.4%
Profit before tax	**46.3**	**38.8**	**+ 19.3%**
Tax	14.3	11.8	+ 21.2%
Profit after tax & before Significant Items	**32.0**	**27.0**	**+ 18.3%**
Significant Item			
Foodchain Site Exit costs	(4.6)	-	
Profit after tax & Significant Items	**27.4**	**27.0**	**+ 1.5%**

DIVIDEND INFORMATION	This Year cps	Last Year cps	% Change
Interim dividend on ordinary shares	3.0	4.0	- 25.0%
Interim dividend on reset preference shares	$4.0833	n/a	-
Basic EPS	6.1	6.8	- 10.3%
Basic EPS pre significant items & post preference dividends	7.2	6.8	+ 5.9%



DAVID JONES LIMITED

ABN 75 000 074 573

Half Year Report for the 26 weeks ended 25 January 2003

Announced: 19 March 2003

DAVID JONES LIMITED
ABN 75 000 074 573

DIRECTORS' REPORT

The Directors present their report together with the financial statements of David Jones Limited ("the Company") and the consolidated accounts of the Economic Entity, being the Company and its controlled entities, for the 26 weeks ended 25 January 2003 and the auditors' review report thereon.

DIRECTORS

The Directors of the Company in office at the date of this report are:

Richard Warburton (Chairman)
Reginald Clairs AO
John Coates AO
Stephen Goddard (Finance Director)
John Harvey
Katie Lahey
Mark McInnes (Chief Executive Officer)
Elizabeth Nosworthy
Robert Savage

Peter Wilkinson resigned as a Director on 31 January 2003, and Mark McInnes and Stephen Goddard were each appointed Directors on 3 February 2003. All the other Directors have been in office since the end of the last financial year.

PRINCIPAL ACTIVITIES

The principal activity of the Economic Entity during the course of the financial period was the operation of department stores. There were no significant changes in the nature of the principal activities of the Economic Entity during the course of the financial period.

CONSOLIDATED RESULTS

The consolidated net profit of the Economic Entity for the period was $27.4 million after deducting income tax expense of $14.3 million.

REVIEW OF OPERATIONS

Consolidated net profit for the Economic Entity (before significant items) was $32.0 million, up 18.3% (2002: $27.0 million).

Core Business EBIT (retail and credit) increased 5.0% to $50.5 million (2002: $48.1 million). Total EBIT for the 26 weeks ended 25 January 2003 was $48.3 million, an increase of 12.5% on the same period last year (2002: $43.0 million).

Total sales of $924.0 million were 5.1% up on the comparable period last year (2002: $879.1 million).

DAVID JONES LIMITED

ABN 75 000 074 573

A summary of the profit shows:

PROFIT SUMMARY	This Year $m	Last Year $m	% Change
Sales - Core Retail	904.2	861.9	+ 4.9%
Sales - Foodchain	19.8	17.2	+ 15.1%
TOTAL SALES	**924.0**	**879.1**	**+ 5.1%**
Gross Profit	**334.0**	**313.7**	**+ 6.5%**
% to sales - core retail	36.9%	36.4%	
Cost of Doing Business	**293.7**	**271.8**	**+ 8.1%**
% to sales - core retail	32.5%	31.5%	
EBIT - Core Retail	**40.3**	**41.9**	**- 3.8%**
% to sales - core retail	4.5%	4.9%	
Credit	10.2	6.2	+ 64.5%
EBIT - Core Retail + Credit	**50.5**	**48.1**	**+ 5.0%**
% to sales - core retail	5.6%	5.6%	
Property	1.3	1.3	- 0.0%
Foodchain	(3.5)	(6.4)	- 45.3%
EBIT - Total	**48.3**	**43.0**	**+ 12.5%**
% to total sales	5.2%	4.9%	
Net Interest Expense	2.0	4.2	+ 52.4%
Profit before tax	**46.3**	**38.8**	**+ 19.3%**
Tax	(14.3)	(11.8)	+ 21.2%
Profit after tax & before Significant Items	**32.0**	**27.0**	**+ 18.3%**
Significant Item			
Foodchain Lease Exit costs	(4.6)	-	
Profit after tax & Significant Items	**27.4**	**27.0**	**+ 1.5%**

CORE RETAIL BUSINESS

Sales for the core business increased 4.9% to $904.2 million (2002: $861.9 million). The core department store business performed well, however there is much progress to be made in the Group's cost base. Management of the cost base is a critical focus of the three-year Strategic Review currently underway.

Gross profit for the half of $334.0 million was up 6.5% on the previous half (2002: $313.7 million). In percentage terms gross profit has grown to 36.9% (2002: 36.4%). The Company has enjoyed growth in gross profit through the strategic approach adopted in merchandising and inventory management. David Jones' premium department store positioning and product differentiation has allowed it to withstand the impact of discounting, particularly in the lead-up to Christmas 2002. Despite strong sales for the half, inventory levels have been held in line with last year and aged stock remains below the benchmark of 5%, which is a good indicator that future margins should remain healthy.

CREDIT

David Jones credit card operations EBIT increased by 64.5% to $10.2 million (2002: $6.2 million). This result reflects growth in the overall card base and strong sales performance, tight cost control and a credit management focus.

PROPERTY

EBIT from property remained at $1.3 million (2002: $1.3 million). The Queen Street store in the Brisbane CBD is the only property remaining on the balance sheet. As previously disclosed, an agreement exists to sell this property at a designated point within the planned redevelopment in financial year 2005.

FOODCHAIN BY DAVID JONES

Operating losses from the Foodchain business were $3.5 million, which is down 45.3% on last year (2002: $6.4 million). This result reflects the closure of the Parramatta store on 6 December 2002, and the opening of the Manly store on 31 January 2003.

The provision for restructuring Foodchain was increased by $4.552 million and this amount is shown as a significant item in the 2003 half-year financial statements.

DAVID JONES ONLINE (DAVIDJONES.COM.AU)

David Jones Online has been in operation since October 2000. This business has now been fully integrated into the company's core department store business. All comparatives stated reflect this integration.

CASHFLOW AND BALANCE SHEET

Cashflow from operations decreased to $67.8 million (2002: $76.7 million) due primarily to the management of creditors payments, and the receipt in the prior year of a tax refund. The group's debt to equity ratio at the half was 0.5% (2002: 9.4%), which is due to the management of the seasonal funding requirements of the balance sheet, following the issue of the Reset Preference Shares.

ORDINARY DIVIDEND

The Directors declared an ordinary dividend of 3 cents per share on 19 March 2003, payable on 6 May 2003. The dividend is fully franked.

DAVID JONES LIMITED
ABN 75 000 074 573

STRATEGIC REVIEW

Following the commencement of Mr. Mark McInnes as CEO on 3 February 2003, and the restructure of the senior management team on 14 February 2003, the Company commenced its annual three-year strategic review process. The outcomes of the strategic review will be presented for Board review in late May 2003.

The review is currently underway and is focused on the key areas that will drive future economic benefit and value for the business. It is focused on areas such as:

- Cost efficiencies
- The use of capital
- Revenue generation
- Continued management of inventory and margins
- Strategic review of the Foodchain business

OUTLOOK

External economic forecasts continue to suggest that there will be some softening of consumer spending in calendar 2003 as advised at the half yearly sales announcement. In addition to this trend, some one-off refurbishment impacts will affect the second half sales results. The continuing disruption experienced at the Bondi store during refurbishment (to be completed in November 03), and the temporary closure of the Market Street foodhall in May 2003 (re-opening in August 2003) will reduce our sales by more than 2%, which is likely to lead to a flat like-for-like sales result in the second half, but will drive positive results in the first half of the next financial year.

Despite this sales environment for the current half, we will deliver on the full-year profit guidance of a 15-20% increase in NPAT (pre significant items and preference share dividends) due to our management of margins and renewed focus on cost efficiencies.

The focus of the 2003 Strategic Review will be driving greater efficiencies and improved returns from the business. The framework for our Strategic Review remains our stated target of a 15-20% increase in NPAT and a Return on Investment of 15% in F2004. David Jones continues to demonstrate its ability to manage the retail cycle well, based on the company's strong brand, premium market position, differentiated range and disciplined inventory and stock management practices.

ROUNDING OFF

The Company is of a kind referred to in Class Order 98/0100 and accordingly the financial statements have been rounded to the nearest thousand dollars.

Signed in accordance with a resolution of the Directors

*[signed
M. McInnes]*

M McInnes
Director
Sydney, 19 March 2003

DAVID JONES LIMITED

RULES 4.1, 4.3

APPENDIX 4B

Half Yearly Report

Introduced 30/6/2002.

Name of entity

DAVID JONES LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
75 000 074 573	✔		25 JANUARY 2003

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	Up	5.2 %	to	951,071
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	1.5 %	to	27,430
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	Gain/(loss)	—		—
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	1.5 %	to	27,430

Dividends (distributions)	Amount per security	Franked amount per security
~~Final dividend~~ ~~*(Preliminary final report only - item 15.4)*~~ Interim dividend *(Half yearly report only - item 15.6)*	3 ¢	3 ¢
Previous corresponding period ~~*(Preliminary final report - item 15.5*~~*; half yearly report - item 15.7)*	4¢	4¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 4 April 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached ASX and Media Release and Notes to this Half-Yearly Report.

This half yearly report should be read in conjunction with the 2002 annual financial report of David Jones Limited.

DAVID JONES LIMITED

Consolidated statement of financial performance

		Current period – $A'000	Previous corresponding period* – $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	951,071	903,971
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(906,778)	(861,757)
1.3	Borrowing costs	(2,529)	(3,459)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	–	–
1.5	**Profit (loss) from ordinary activities before tax**	**41,764**	**38,755**
1.6	Income tax on ordinary activities	(14,334)	(11,721)
1.7	**Profit (loss) from ordinary activities after tax**	**27,430**	**27,034**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	–	–
1.9	**Net profit (loss)**	**27,430**	**27,034**
1.10	Net profit (loss) attributable to outside +equity interests	–	–
1.11	**Net profit (loss) for the period attributable to members**	**27,430**	**27,034**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	–	–
1.13	Net exchange differences recognised in equity	–	–
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	–	–
1.15	Initial adjustments from UIG transitional provisions	–	–
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	–	–
1.17	**Total changes in equity not resulting from transactions with owners as owners**	–	–

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	**Basic EPS**	**6.1 cents**	**6.8 cents**
	Basic EPS before non recurring significant items (see item 10.0)	7.2 cents	6.8 cents
1.19	**Diluted EPS**	**6.1 cents**	**6.8 cents**
	Diluted EPS before non recurring significant items (see item 10.0)	7.2 cents	6.8 cents

*Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

DAVID JONES LIMITED

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A'000	Previous corresponding period* – $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	27,430	27,034
1.21	Less (plus) outside +equity interests	–	–
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**27,430**	**27,034**

Revenue and expenses from ordinary activities

(see note 15)

		Current period – $A'000	Previous corresponding period* – $A'000
1.23	Revenue from sales	923,959	879,100
1.24	Interest revenue	534	160
1.25	Other relevant revenue		
	Residual revenue – credit card securitisation	14,815	10,751
	Settlement discounts received	9,240	9,745
	Rental Income	351	400
	Disruption Income	–	2,316
	Proceeds on sale of property, plant & equipment	171	270
	Sundry revenue	2001	1229
1.26	Details of relevant expenses		
	Cost of sales	(583,850)	(561,299)
	Employee expenses	(148,293)	(143,771)
	Occupancy	(81,169)	(72,243)
	Advertising & visuals	(18,018)	(20,094)
	Other expenses from ordinary activities	(50,681)	(40,076)
	Individually significant items in 1.23 and 1.26		
	Foodchain restructuring costs (income tax effect: Nil)	(4,552)	–
	Employee expenses in 1.26 include the following amount received by former Chief Executive Officer Peter Wilkinson on his retirement		
	Amount paid on retirement (excluding annual leave and long service leave entitlements)	(960)	–

*Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

DAVID JONES LIMITED

Revenue and expenses from ordinary activities

(see note 15)

		Current period – $A'000	Previous corresponding period* – $A'000
1.27	Depreciation	(23,831)	(23,338)
1.27a	Amortisation of goodwill	(936)	(936)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	–	–
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	–	–

*Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

DAVID JONES LIMITED

Consolidated Retained Profits

		Current period – $A'000	Previous corresponding period – $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	69,380	91,264
1.31	Net profit (loss) attributable to members *(item 1.11)*	27,430	27,034
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of adoption of revised accounting standard (Amendments to AASB 1028 – Employee Benefits)	(981)	-
1.33a	Reversal of provision for final dividend (on adoption of new AASB 1044 – Provisions Contingent Liabilities & Contingent Assets)	12,089	-
1.34	Dividends and other equity distributions paid or payable	(14,732)	(15,927)
1.35	**Retained profits (accumulated losses) at end of financial period**	**93,186**	**102,371**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	936	-	-	936
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	936	-	-	936
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year – $A'000	Previous year – $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	Not applicable	Not applicable
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	Not applicable	Not applicable

DAVID JONES LIMITED

Consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report* $A'000	As in last half yearly report* $A'000
	Current assets			
4.1	Cash	43,637	19,138	13,218
4.2	Receivables	60,293	53,092	54,721
4.3	Investments	–	–	–
4.4	Inventories	290,111	287,209	290,644
4.5	Tax assets	–	–	–
4.6	Other (provide details if material)	8,194	9,697	8,502
4.7	**Total current assets**	**402,235**	**369,136**	**367,085**
	Non-current assets			
4.8	Receivables	–	–	1,236
4.9	Investments (equity accounted)	–	–	–
4.10	Other investments	–	–	–
4.11	Inventories	–	–	–
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	–	–	–
4.13	Development properties (+mining entities)	–	–	–
4.14	Other property, plant and equipment (net)	280,890	272,416	284,921
4.15	Intangibles (net)	13,115	14,051	14,988
4.16	Tax assets	26,718	26,943	16,992
4.17	Other (provide details if material)	2,642	2,642	1,612
4.18	**Total non-current assets**	**323,365**	**316,052**	**319,749**
4.19	**Total assets**	**725,600**	**685,188**	**686,834**
	Current liabilities			
4.20	Payables	181,638	166,786	166,230
4.21	Interest bearing liabilities	2,411	217	13,240
4.22	Tax liabilities	12,434	10,983	13,715
4.23	Provisions exc. tax liabilities	21,371	30,674	27,407
4.24	Other (provide details if material)	–	–	–
4.25	**Total current liabilities**	**217,854**	**208,660**	**220,592**
	Non-current liabilities			
4.26	Payables	–	–	–
4.27	Interest bearing liabilities	30	122	26,220
4.28	Tax liabilities	323	312	300
4.29	Provisions (excluding tax liabilities)	21,213	18,284	17,871
4.30	Other (provide details if material)	2,650	2,542	–
4.31	**Total non-current liabilities**	**24,216**	**21,260**	**44,391**
4.23	**Total liabilities**	**242,070**	**229,920**	**264,983**
4.33	**Net assets**	**483,530**	**455,268**	**421,851**

*Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

DAVID JONES LIMITED

Consolidated statement of financial position continued

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Equity			
4.34	Capital/contributed equity	390,344	385,888	319,480
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	93,186	69,380	102,371
4.37	**Equity attributable to members of the parent entity**	**483,530**	**455,268**	**421,851**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**483,530**	**455,268**	**421,851**

4.40	Preference capital included as part of 4.37 (see 7.22)	60,727	60,801	-

This statement of financial position should be read in conjunction with Note 3 Off Balance Sheet Arrangements.

Exploration and evaluation expenditure capitalised

Not applicable

Development properties

Not applicable

DAVID JONES LIMITED

Consolidated statement of cash flows

		Current period – $A'000	Previous corresponding period – $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	961,028	896,003
7.2	Payments to suppliers and employees	(887,900)	(816,976)
7.3	Dividends received from associates	–	–
7.4	Other dividends received	–	–
7.5	Interest and other items of similar nature received	535	159
7.6	Interest and other costs of finance paid	(2,535)	(3,459)
7.7	Income taxes paid	(8,467)	948
7.8	Other (provide details if material)	–	–
7.9	**Net operating cash flows**	62,661	76,675
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(32,410)	(41,543)
7.11	Proceeds from sale of property, plant and equipment	171	270
7.12	Payment for purchases of equity investments	–	–
7.13	Proceeds from sale of equity investments	–	–
7.14	Loans to other entities	–	–
7.15	Loans repaid by other entities	–	–
7.16	Other (provide details if material)	55	47
7.17	**Net investing cash flows**	(32,184)	(41,226)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	4,530	4,467
7.19	Proceeds from borrowings	2,102	–
7.20	Repayment of borrowings	–	(22,321)
7.21	Dividends paid	(12,536)	(15,927)
7.22	Other (preference share issue costs)	(74)	–
7.23	**Net financing cash flows**	(5,978)	(33,781)
7.24	**Net increase (decrease) in cash held**	24,499	1,668
7.25	Cash at beginning of period *(see Reconciliation of cash)*	19,138	11,550
7.26	Exchange rate adjustments to item 7.25.	–	–
7.27	**Cash at end of period** *(see Reconciliation of cash)*	43,637	13,218

DAVID JONES LIMITED

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the half year ended 25 January 2003, 4,557,989 (2002: 4,448,189) ordinary shares were issued under the Dividend Reinvestment Plan. Dividends settled in ordinary shares rather than cash during the 2003 half year totalled $4,530,414 (2002: $4,466,486)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period – $A'000	Previous corresponding period – $A'000
8.1	Cash on hand and at bank	43,447	11,575
8.2	Deposits at call	190	1,643
8.3	Bank overdraft	–	–
8.4	Other (provide details)	–	–
8.5	**Total cash at end of period** *(item 7.27)*	**43,637**	**13,218**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
	Profit before tax/revenue		
9.1	Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	4.39%	4.29%
	Profit after tax / +equity interests		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	5.67%	6.41%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

	Current period	Previous corresponding Period
Basic earnings per share	6.1 cents	6.8 cents
Diluted earnings per share	6.1 cents	6.8 cents

Basic EPS and basic EPS before non recurring significant items	Current period –$A'000	Previous corresponding period – $A'000
Net profit attributable to members	27,430	27,034
Less: Reset preference share dividends	(2,654)	–
Adjusted net profit for basic earnings per share	24,776	27,034
Non recurring significant items (see item 1.26)	4,552	–
Less: Income tax effect of non recurring significant items	–	–
After tax effect of non recurring significant items	4,552	–
Adjusted net profit before non recurring significant items	29,328	27,034
Basic EPS before non recurring significant items	7.2 cents	6.8 cents
Diluted EPS before non recurring significant items	7.2 cents	6.8 cents
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share		
– basic earnings per share (number)	405,431,988	395,816,572
– diluted earnings per share (number)	435,811,580	395,816,572

POTENTIAL ORDINARY SHARES

The 650,000 Reset Preference Shares are potential ordinary shares in accordance with AASB1027(6). The conversion factor of 93.7339 is calculated in accordance with the conversion formula specified on page 37 of the Company's Reset Preference Share prospectus dated 14 May 2002. The current number of potential ordinary shares is 60,927,035. Based on conditions existing at 25 January 2003, these potential ordinary shares are not dilutive.

OPTIONS

Options to purchase ordinary shares not exercised at 25 January 2003 (26 January 2002) have not been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options would not be potential ordinary shares.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$1.09	$0.98

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not applicable.

DAVID JONES LIMITED

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ Nil
13.3	Date from which such profit has been calculated	Not applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ Nil

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ Nil
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Not applicable
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ Nil
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ Nil

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	6 May 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	4 April 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Not applicable

Amount per security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	~~(Preliminary final report only)~~				
15.4	**Final dividend:**	Current year	–	–	–
15.5		Previous year	–	–	–
	*(Half yearly ~~and preliminary final~~ reports)*r				
15.6	**Interim dividend:**	Current year	3¢	3¢	–
15.7		Previous year	4¢	4¢	–

Total dividend (distribution) per security (interim ~~*plus* final~~)
~~(Preliminary final report only)~~

		Current half year	Previous half year
15.8	+Ordinary securities	3¢	4¢
15.9	Preference +securities*	$4.0833	–

* Dividend on reset preference shares for the period 1 August 2002 to 31 January 2003 inclusive.

Half yearly report - interim dividend (distribution) on all securities or ~~Preliminary final report – final dividend (distribution) on all securities~~

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	–	15,927
15.11	Preference +securities *(each class separately)*	2,654	–
15.12	Other equity instruments *(each class separately)*	–	–
15.13	**Total**	**2,654**	**15,927**

Dividends not recognised at the end of the half year

		Current period $A'000	Previous corresponding period - $A'000
15.14	Since the end of the half year the directors have declared the payment of an interim dividend of 3 cents per share, franked at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 6 May 2003 out of retained profits at 25 January 2003, but not recognised as a liability at the end of the half-year as a result of the change in accounting policy for providing for dividends (see 19.5) is:	12,226	–

DAVID JONES LIMITED

The +dividend or distribution plans shown below are in operation.

The Dividend Re-investment Plan (DRP) has operated since 14 September 2001. Under the DRP shareholders reinvest the dividend payable on participating shares in newly issued David Jones Limited shares.

The last date(s) for receipt of election notices for the +dividend or distribution plans	4 April 2003

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period – $A'000	Previous corresponding period – $A'000
16.1 Profit (loss) from ordinary activities before tax	–	–
16.2 Income tax on ordinary activities	–	–
16.3 Profit (loss) from ordinary activities after tax	–	–
16.4 Extraordinary items net of tax	–	–
16.5 Net profit (loss)	–	–
16.6 Adjustments	–	–
16.7 Share of net profit (loss) of associates and joint venture entities	–	–

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	–	–	–	–
17.2 **Total**	–	–	–	–
17.3 Other material interests	–	–	–	–
17.4 **Total**	–	–	–	–

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	650,000	650,000	$100.00	$100.00
18.2	Changes during current period (a) Increases through issues - Reset Preference Shares	–	–	–	–
	(b) Decreases through returns of capital, buybacks, redemptions	–	–	–	–
18.3	**+Ordinary securities**	407,516,872	407,516,872		
18.4	Changes during current period (a) Increases through issues - DRP (Final 2002 Dividend)	4,557,989	4,557,989	$0.994	$0.994
	- DRP (Interim 2003 Dividend)	–	–	–	–
	(b) Decreases through returns of capital, buybacks,	–	–	–	–
18.5	**+Convertible debt securities** *(description and conversion factor)*	–	–	–	–
18.6	Changes during current period	–	–	–	–
	(a) Increases through issues	–	–	–	–
	(b) Decreases through securities matured, converted	–	–	–	–
18.7	**Options** *(also see note below)*			*Exercise price*	*Expiry date(if any)*
	Unlisted Options for ordinary shares	2,590,000	–	$1.57	17.12.03
	Unlisted Options for ordinary shares	4,365,000	–	$1.4047	16.12.04
	Unlisted Options for ordinary shares	4,790,000	–	$1.3280	16.01.06
		11,745,000			

DAVID JONES LIMITED

		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
				Exercise price	*Expiry date(if any)*
18.8	Issued during current period*	–	–	–	–
18.9	Exercised during current period*	–	–	–	–
18.10	Expired during current period*	–	–	–	
18.11	Lapsed during current period*	1,915,000	–	–	–
18.12.	**Debentures** *(description)*				
18.13	Changes during current period				
	(a) Increases through issues	–	–	–	–
	(b) Decreases through securities matured, converted	–	–	–	–
18.14.	**Unsecured notes** *(description)*				
18.15	Changes during current period				
	(a) Increases through issues	–	–	–	–
	(b) Decreases through securities matured, converted	–	–	–	–

* for the 26 week period ended 25 January 2003

DAVID JONES LIMITED

Note – Options (refer item 18.7)

Long Term Incentive Plan

As advised at the Annual General Meeting in November 2001, the Company has adopted a Long Term Incentive (LTI) Plan.

The LTI Plan provides a remuneration element designed to enable the Company to attract and retain key senior employees and ensures that their interests are aligned with those of shareholders.

An offer under the LTI Plan grants an individual the right to a certain number of ordinary shares in the Company which may vest and be convertible into shares, conditional on the achievement of performance hurdles covering a three year consecutive period and continued employment beyond this time. Under the terms of the LTI Plan, under the initial offer made, no shares will be granted by any means prior to 31 July 2004, and then are allocated only if performance hurdles are met.

At 31 July 2004, the actual number of shares, if any, finally provided to participants will depend on the extent to which a range of significant performance hurdles are met. These hurdles are based on proven drivers of shareholder value and include revenue growth, total shareholder return and capital management. It is possible for each nominated participant to be allocated either no shares (if none of the performance criteria are met), or anywhere between 50% to 150% of their initial offered amount.

On 30 August 2002, the initial allocations under the LTI Plan were made to 44 nominated executives. As a result of these allocations, a minimum number of zero ordinary shares and between 694,600 and 2,085,000 ordinary shares may be issued under the LTI Plan depending on the level of achievement under the performance criteria.

All rights to ordinary shares granted to Peter Wilkinson under the LTI Plan have lapsed following his cessation of employment with the company on 31 January 2003.

An independent valuation of rights to shares granted to executives under the LTI Plan (the Grants) was previously performed by PricewaterhouseCoopers Securities Ltd (PwCS).

In undertaking the valuation of the Grants, PwCS used an appropriate option pricing model with a zero exercise price, which takes into account factors such as the current level and volatility of the Company's underlying share price, risk free rate of return, dividend yield and time to maturity. Adjustments have been made for employee retention periods, liquidity and the time and performance based vesting criteria of the LTI Plan.

PwCS has assessed the indicative fair market value of a single Grant at 30 August 2002 to be in the range of $0.33 to $0.45, with a mid-point assessment of $0.39.

The LTI Plan has replaced the David Jones Executive Option Plan under which no further allocations of options are intended to be made.

DAVID JONES LIMITED

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [~~Delete if preliminary final report.~~]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to attached ASX and Media Release, and notes to this Half Yearly Report.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The interim dividend of 3 cents per share will be fully franked.

It is anticipated that dividends for the 52 week period ending 24 January 2004 will be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

a) The consolidated entity has adopted the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities, and Contingent Assets" which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half-year by $15.927 million. In accordance with the new standard, no provision for dividend has been recognised for the half-year ended 25 January 2003. The change in accounting policy has had no effect on basic and diluted EPS.

b) The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" which has resulted in a change in the measurement of the annual leave provision. Previously, the consolidated entity recognised a provision for annual leave based on current remuneration rates as at reporting date. In accordance with the requirements of the revised standard, the annual leave provision is now based on the remuneration rates that the entity expects to pay when the obligation is settled. The effect of the revised policy has been to decrease consolidated retained profits by $0.98 million, increase the future income tax benefit by $0.420 million, and increase the annual leave provision at the beginning of the half-year by $1.4 million.

DAVID JONES LIMITED

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

Refer to attached ASX and Media Release and Notes to this Half Yearly Report.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

DAVID JONES LIMITED

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☒ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report cnly - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.



Sign here: .... Date: 19 March 2003
Company Secretary

Print name: John A. Simmonds

DAVID JONES LIMITED

NOTES TO THE HALF YEARLY REPORT FOR THE PERIOD ENDED 25 JANUARY 2003

INDEX

DAVID JONES LIMITED

1. BASIS OF ACCOUNTS PREPARATION

These general purpose consolidated financial statements have been prepared for the half-year ended 25 January 2003 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 27 July 2002 Annual Report and any public announcements made by David Jones Limited and its controlled entities during the interim reporting period in accordance with the continuous disclosure obligations of the Corporations Law and the Australian Stock Exchange. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report. Changes in accounting policies are disclosed in note 19.5 of Appendix 4B.

2. SEASONAL FACTORS

In normal circumstances the financial performance of the consolidated entity is better in the first-half of the financial year than the second-half owing to Christmas trading and post Christmas clearance sales.

3. OFF BALANCE SHEET ARRANGEMENTS

The Statement of Financial Position should be read in conjunction with the following off balance sheet arrangements.

Sale and Leaseback Arrangement

David Jones Limited (Company) entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Company has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

Under the arrangement, DRIT will provide funds to the Company for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Company has subsequently entered into agreements with Deutsche Bank AG (DB) whereby:

- The Company waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 79, or the minimum guarantee amount of $100m, whichever DAMAL is entitled to, on the Company's behalf
- The Company waives any entitlement to 50% of the proceeds of sale of the properties
- The Company waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

Previously an effectively guaranteed residual amount of $100 million may have been payable by the Company in the year 2079 depending on the value of the properties at that time. DB is expected to acquire legal title to the properties at year 2079 and the Company has no contractual right to repurchase the properties during or at the end of the 79 year period.

In the original transaction, the Company entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the company. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Company). This results in the Company having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the company. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Company has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 25 January 2003 are $63.240 million and $54.425 million respectively (2002: $29.818 million and $21.510 million). These amounts have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

3. OFF BALANCE SHEET ARRANGEMENTS (continued)

Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' card holders that have been sold to the third party as at 25 January 2003 amount to $426.196 million (2002: $385.628 million). Of this amount $46.196 million (2002: $35.586 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statement of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

	CONSOLIDATED	
	25.01.03	27.07.02
	$'000	$'000
4. CONTINGENT LIABILITIES		
The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystallised and consequently no provisions are included in the financial statements in respect of these matters.		
Employee Share Plan	**203**	337
Guarantees to third parties arising out of the normal course of business	**1,031**	717

Employee Share Plan

The Company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised loss of $203,000 (based on an issue price of $1.13 per share) exists representing the difference between the loan by David Jones Limited to the Trustee and the recoverable amount of the shares at 25 January 2003. The contingent liability would only be realised if the shares are forfeited by employees (upon resignation) and if shares are sold at below the book value of $1.38 per share as at 25 January 2003. The contingent liability relates to shares allocated to employees in 1995.

Other Contingent Liabilities

A controlled entity David Jones Finance Pty Limited is the borrower under certain finance facilities. The borrowings of David Jones Finance Pty Limited are guaranteed by David Jones Limited and each of its controlled entities.

Contingent liabilities in relation to the sale and leaseback transaction are disclosed in note 3.

5. EVENTS OCCURRING AFTER REPORTING DATE

Subsequent to 25 January 2003 the Company paid an amount of $4.6 million in settlement of all actual and contingent liabilities in relation to its agreement to lease a retail site for Foodchain at Port Melbourne, Victoria. This payment was fully covered by the provision for restructuring of $4.692 million in the 2003 half year accounts.

6. SEGMENT INFORMATION

Business and Geographical Segments

The consolidated entity operates in Australia and is organised into the following divisions by product and service type:

- Department Stores comprising David Jones department stores, rack stores, David Jones Online and corporate office;
- Foodchain by David Jones
- Credit comprises the David Jones' Card
- Property comprises the land and buildings owned by David Jones Limited and its controlled entities

Segment Accounting Policies

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information. Since 28 July 2002 David Jones Online has been included in Department Stores. Prior period segment information has been restated in accordance with this revised basis of segment classification.

Rent is charged by the Property segment to the Department Stores segment at current market rates and eliminated on consolidation. The effect of the in substance sale and leaseback transaction is reflected in the property segment's revenue and result from 2001.

DAVID JONES LIMITED

6. SEGMENT INFORMATION (Continued)

Primary reporting – business segments	Department Stores		Foodchain		Credit		Property		Eliminations		Consolidated	
	25.01.03	26.01.02	**25.01.03**	26.01.02	**25.01.03**	26.01.02	**25.01.03**	26.01.02	**25.01.03**	26.01.02	**25.01.03**	26.01.02
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue												
Sales to customers outside the consolidated entity	**904,176**	861,853	**19,783**	17,247	—	—	—	—	—	—	**923,959**	879,100
Other revenues from customers outside the consolidated entity	**11,080**	12,900	—	—	**15,146**	10,715	—		—	—	**26,226**	23,615
Inter-segment revenues	—	—	—	—	—	—	**1,466**	1,472	**(1,466)**	(1,472)	—	—
Share of net profit of equity accounted investment	—	—	—	—	—	—	—	—	—	—	—	—
Total segment revenues	**915,256**	874,753	**19,783**	17,247	**15,146**	10,715	**1,466**	1,472	**(1,466)**	(1.472)	**950,185**	902,715
Unallocated revenue											**886**	1,256
Total consolidated revenue											**951,071**	903,971
Results												
Segment results	**41,727**	43,348	**(8,045)**	(6,438)	**10,224**	6,202	**1,324**	1,327	**(1,466)**	(1,472)	**43,764**	42,957
Unallocated expenses											**(2,000)**	(4,212)
Net profit from ordinary activities before income tax expense											**41,764**	38,755

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Directors' Declaration

In accordance with a resolution of the directors of David Jones Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity set out on pages 5 to 33:

(i) give a true and fair view of the financial position as at 25 January 2003 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

*[signed
M. McInnes]*

Mark McInnes
Director

Sydney, 19 March 2003

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

INDEPENDENT REVIEW REPORT

To the members of David Jones Limited

Scope

We have reviewed the financial report of David Jones Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on pages 5 to 33 and the Directors' Declaration for the twenty-six weeks ended 25 January 2003, but excluding the following sections:

1) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 22);
2) compliance statement (page 25).

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the twenty-six weeks or from time to time during the twenty-six weeks. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the company/disclosing entity to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the twenty-six weeks financial report, as defined in the scope section, of David Jones Limited is not in accordance with:

a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the consolidated entity's financial position as at 25 January 2003 and of its performance for the twenty-six weeks ended on that date; and
   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.



Ernst & Young



S J Ferguson
Sydney
19 March 2003